UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

With copies to:

Damien Zoubek, Esq.

Paul Humphreys, Esq.

Freshfields Bruckhaus Deringer LLP

3 World Trade Center, 175 Greenwich Street

New York, NY 10007

(212) 277-4000

and

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

66 Hudson Blvd E, New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	SCHEDULE 13D	Page 1 of 8

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,984,464
	8	Shared Voting Power 28,443,142
	9	Sole Dispositive Power 11,984,464
	10	Shared Dispositive Power 28,443,142

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,427,606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.9%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 2 of 8

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,000,965
	8	Shared Voting Power 28,443,142
	9	Sole Dispositive Power 9,000,965
	10	Shared Dispositive Power 28,443,142

11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,444,107
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 3 of 8

1	Names of Reporting Persons Endeavor Executive Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,548,661
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,548,661

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,548,661
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 4 of 8

1	Names of Reporting Persons Endeavor Executive PIU Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,133,688
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,133,688

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,688
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 5 of 8

1	Names of Reporting Persons Endeavor Executive II Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,760,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,760,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.9%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 6 of 8

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 25, 2023, Silver Lake West HoldCo, L.P., Silver Lake West HoldCo II, L.P., Silver Lake West VoteCo, L.L.C. and Egon Durban (together, the “Silver Lake Entities”) publicly disclosed that they have explored, and expect to continue to explore, various potential alternatives with respect to their investment in the Issuer. The Silver Lake Entities also publicly disclosed that they were currently working towards submitting a proposal (which could also lead to one or more subsequent revised or different proposals) that could result in the Silver Lake Entities and/or their affiliates acquiring all or substantially all of the outstanding capital stock of the Issuer, which would result in a de-listing and de-registration of the publicly traded securities of the Issuer (such acquisition referred to herein as a “Take-private”).

The Reporting Persons are engaging in, and intend to continue engaging in, communications, discussions and negotiations with the Silver Lake Entities regarding each of their potential support for a Take-private, including communications, discussions and negotiations regarding the treatment of each of their and their affiliates’ investments in the Issuer were a Take-private to occur, as well as their and their affiliates’ arrangements with the Issuer and the Silver Lake Entities were a Take-private to occur. There can be no guarantee that these communications, discussions and negotiations will result in any agreements being reached between the Reporting Persons and/or their affiliates and the Issuer and/or the Silver Lake Entities in connection with any potential Take-private.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 300,310,961 shares of Class A Common Stock outstanding as of January 31, 2024 as reported in the Issuer’s Annual Report on Form 10-k for the year ended December 31, 2023 filed with the SEC on February 28, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or direct to disposition	Shared power to dispose or to direct the disposition
Ariel Emanuel	40,427,606	11.9%	11,984,464	28,443,142	11,984,464	28,443,142
Patrick Whitesell	37,444,107	11.1%	9,000,965	28,443,142	9,000,965	28,443,142
Endeavor Executive Holdco, LLC	21,548,661	6.7%	0	21,548,661	0	21,548,661
Endeavor Executive PIU Holdco, LLC	4,133,688	1.4%	0	4,133,688	0	4,133,688
Endeavor Executive II Holdco, LLC	2,760,793	0.9%	0	2,760,793	0	2,760,793

CUSIP No. 29260Y 10 9	13D	Page 7 of 8

Mr. Emanuel is the record holder of 23,810 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Emanuel’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 1,807,437 shares of Class A Common Stock. Mr. Whitesell’s personal revocable trust, for which he is acting as sole trustee and is sole lifetime beneficiary, is the record holder of 72,797 shares of Class A Common Stock, 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 21,548,661 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 3,620,980 Endeavor Operating Company Units and 512,708 Profits Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Profits Units.

The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

(c)

During the past 60 days, the Reporting Persons have disposed of an aggregate of 41,664 Endeavor Operating Company Units in connection with the redemption of common units issued by Endeavor Executive Holdco, LLC to certain equityholders in accordance with the limited liability company agreement of Endeavor Executive Holdco, LLC.

(d)	None.

(e)	Not applicable.

CUSIP No. 29260Y 10 9	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2024

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel

By:	/s/ Patrick Whitesell
Name:	Patrick Whitesell

Endeavor Executive Holdco, LLC.

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director

Endeavor Executive PIU Holdco, LLC.

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director

Endeavor Executive II Holdco, LLC.

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Director